UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VinFast Auto Ltd. (the “Company”) held its annual general meeting on June 26, 2025 (the “Annual Meeting”). As of May 8, 2025, the Company’s record date, there were a total of 2,338,812,676 ordinary shares outstanding and entitled to vote at the Annual Meeting. At the Annual Meeting, holders of 2,299,125,120 shares issued and outstanding and entitled to vote at the Annual Meeting were represented in person or by proxy and, therefore, a quorum constituted of the majority of the voting power of the shares issued and outstanding and entitled to vote at the Annual Meeting was present. A brief description of each matter voted upon at the Annual Meeting and the number of votes cast for, withheld, or against, and the number of abstentions with respect to each matter, as applicable, is attached as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Annual Meeting Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: July 3, 2025	By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Chairwoman and Director